

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mark Dillon
Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

  Re: **Golden Growers Cooperative**
    Form 10
    Filed April 30, 2010
    File No. 000-53957

Dear Mr. Dillon:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         /s/ Brian K. Bhandari

         Brian K. Bhandari
         Branch Chief